Backstrom Mccarley Berry & Co., LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2017

UNITEDSf ATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PARTIII

SECFILE NUMBER
8- 65679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORTFORTHEPERIODBEGINNING 01/01/17 ANDENDING 12/31/17
MM/DDIYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Backstrom Mccarley Berry, & Co., LLC

OFFICIAL USE ONLY
FIRM 1.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Sansome Street Mez. A
(No. and Street)

San Francisco CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent E. McCarley 415-392-5505
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.
(Name - *if individual, state last,firs/, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHKCKONE:

!./ !certified Public Accountant
a Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims/or exemption from the requirement that the annual report be covered by the opinion ofan independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potentiol persona who ore to respond to the collection of Informationcontained Inthisform arenot requiredto respond unlessthe formdIsplays acurrently valid 0MB controlnumber.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Vincent E. Mccarley _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Backstrom McCarley Berry & Co., LLC _____, as of February 20 _____ 20 18 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Chief Executive Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
0° (a) Facing Page.
0" (b) Statement of Financial Condition.
0 (c) Statement of Income (Loss).
izl (d} Statement of Changes in Fioa11ci al Co1,dition.
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
   (g) Computat ion of Net Capital.
'::f/(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
!!:] . (i) Information Relating to the Possession or Control Requirements Under Rule l5c3-3.
l2J" (j) A Reconciliation , includ ing appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
D (k) A Reconc iliation between the audited and unaudited Statements of Financial Condition with respect to methods of
..../   consolidation.
1.::1/ (1) An Oath or Affirmation .
   (m) A copy of the SIPC Supplemental Report.
   (n) A reportdescribi ng any material inadequacies found to existor found to haveexisted since the date of the previousaudit.

**For conditions of confidential treatment of certain portions of this filing, see section 240. I7 a-5 (e){J) .*

A **not1ry**pub" or other officer compretlng thisctrtlflc,tevtrl sonly **chi** Identi ty of the Individual who slgn'td tht document to which this cert1flc11e Is attached and not the 1ru1hfulnts, accuracy, or validity of that docum, nt.

State of Callf   4,..
CountyotS-Y   'JJ'\i:J
Subscribed and sworn10 (or 1fll rmt dl beforemt on this ...;,&.../(...::;....

of _Feonuay_,20   by //tJ11o?A1?/: £"   ___ day
..Mc..Corders..........,,..--,-- **proved to me on the basts**
of satisfactory evidence to-1:1,a,, '.#irSo ha.appeared before me.

. Signature _____ (Seal)

S
2

APR. M. JOHNSON
NotaryPubUc - u lfforn la
SanFranci1eoCounty
CommlsslOn,2218664
*My*Comm.Expiri!S Nov13,2021

Y'°y ..,...**BREARD** & ASSOCIATES, INC.

\ CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Backstrom McCarley Berry& Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Backstrom Mccarley Berry & Co., LLC (the "Company") as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (coJlectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformitywith accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.l?a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2003.
Oakland, California
February 20, 2018

9 221 Corbin Avenue, Suite 170, Non hridge , C alifornia 913 24
phone 8 r8.886.09 40 *fax* 8 18 .886 .19 24 web www.baicpa.com

LOS A'IGELES   CHICAGO N EW YORK O AKLAND SEAT TLE

WE FOCUS & **CARE"'**

Backstrom, Mccarley, Berry & Co., LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	415,811
Deposit at clearing firm		766,723
Accounts receivable		75,937
Prepaid expenses		36,622
Total assets	$	1,295,093

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	34,676
Pension payable		555,000
Total liabilities		589,676

Comm itments and contingencies

Members' Equity

Members' Equity		705,417
Total Members' Equity		705,417
Total Liabilities And Members' Equity	$	1,295,093

The accompanying notes are an integral part of these financial statements.

Backstrom, Mccarley, Berry & Co., LLC
Statement of Income
For The Year End December 31, 2017

Revenues

Underwriting fees	$	1,400,172
Financial advisory fees		1,411,578
Commissions		32
Other income		57,951
Total revenues		2,869,733

Expenses

Employee Compensation and benefits	1,896,022
Commission expenses	58,475
Communication & data processing	67,265
Occupancy	93,932
Professional fees	167,067
Other operating expenses	554,803
Total expenses	2,837,564
Net income (loss) before income tax provision	32,169
Income tax provision	6,800
Net income (loss)	$ 25,369

The accompanying notes are an integral part of these financial statements.

Backstrom, Mccarley, Berry & Co., LLC
Statement of changes in Members' Equity
For the Year Ended December 31, 2017

	Total Members' Equity
Balance at December 31, 2016	$ 1,111,704
Capital distributions	(431,656)
Net income (loss)	25,369
Balance at December 31, 2017	$ 705,417

The accompanying notes are an integral part of these financial statements.

Backstrom, Mcc arley, Berry & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:

Net income (loss)		$ 25,369
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in :		
Deposits at clearing firm	$ (131,834)	
Accounts receivable, net	18,313	
Prepaid expenes	(3,998)	
(Decrease) increase in :		
Accounts payable & accrue expenses	(5,786)	
Pension payables	480,000	
Total adjustments		356,695
Net cash provided by (used in) operating activities		382,064
Net cash provided by (used in) investing activities		
Cash flow from financing activities		
Capital distributions	{431,656)	
Net cash provided by (used in) financing activities		(431,656)
Net Increase(decrease) in cash		(49 ,592)
Cash at December 31, 2016		465,403
Cash at December 31, 2017		$ 415,811

Cash paid during the year for:		
Interest	$	
Income taxes	$	6,800

The accompanying notesare an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Backstrom Mccarley Berry & Co., LLC (the "Company") was organized in the State of California on June 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company provides public finance services as a municipal securities broker-dealer, government securities broker-dealer, non-profit securities broker-dealer, and financial advisor. Regarding municipal fixed income securities, the Company services primarily major institutional clients and specializes in selling bonds to small and medium sized institutional buyers, in addition to retail clients of bank trust departments, money managers, and advisors

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Backstrom, Mccarley, Berry & Co., LLC
Notes to Financial Statements
December 31, 2017

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectibleaccounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Advertising costs are expensed as incurred. For the year ended December 31, 2017, advertising expense was $531.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $766,723.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2017, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		6,000
Total income tax provisions	$	6,800

NOTE 4: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Financial Accounting Standard Board ASC 712, such costs are to be accounted for on the accrual basis. Effective January 1, 2012, the Company adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 18 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than a year with the Company. The employer's non-elective profit sharing contributions vest 100% after three years. The Company profit sharing contributions are discretionary and are determined each year by the Company. At December 31, 2017, the Company has accrued $555,000 of contributions.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company has obligations under a operating lease with initial non-cancelable terms in excess of one year. At December 31, 2017, the approximate aggregate annual payments under this lease agreement are as follows:

Year Ending December 31,

2018	$ 88,655
2019	91,315
2020	94,054
2021 & thereafter	146.030
	$ 420,054

NOTES: GUARANTEES

FASB ASC 460, Guarantees , requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE S: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements The evaluation was performed through the date the finar:tci al statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2017, variousAccounting Standard Updates issued by the FASS were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $1,147,858 which was $1,047,858 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($34,676) to net capital was 0.03 to 1.

Backstrom, Mccarley, Berry & Co., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Members' Equity	$ 705,417	
Total Members' Equity		$ 705,417
Add:		
Other allowable credits		555,000
Total Members' Equity qualified for net capital		1,260,417
Prepaid expenes	(36,622)	
Accounts receivable, non-allowable portion	(75,937)	
Total non-allowable assets		(112,559)
Net Capital		1,147,858
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 2,312	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 1,047,858
Aggregate indebtedness		$ 34,676
Ratio of aggregate indebtedness to net capital		0.03 : 1

See report of independent registered public accounting firm

Backstrom, Mccarley, Berry & Co., LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k}(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Backstrom Mccarley Berry & Co., LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (l) Backstrom Mccarley Berry & Co., LLC identified the following provisions of 17 C.F.R. § J 5c3 - 3(k) under which Backstrom McCarley Berry & Co., LLC claimed an exempt ion from 17 C.F.R. § 240.15c-33: (k)(2)(ii) (the "exemption provisions") and (2) Backstrom McCarley Berry & Co., LLC stated that Backstrom McCarley Berry & Co., LLC met the identi fied exemption provisions throughout the most recent fiscal year without exception. Backstrom Mccarley Berry & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Backstrom McCarley Berry & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all materia l respects , based on the provisions set forth in paragraph (k)(2)(ii) of Rule l 5c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 20, 2018

9221 Corbin Avenue, Suite 170, . ¹orthr idge, California 91324
pho11e 818 .8 8 6.09 40 *fax* 8 1 8 . 8 86. 19 24 *w eb*www.baicpa.co m

Los A GELES   C HI CAGO I\ EW YORK   OAKLAND   SEATT LE

WE FOCUS & CARE'''


Assertions Regarding Exemption Provisions

We, as members of management of Backstrom McCarley Berry & Co., LLC ("the Company"), are responsible for compliance with the annual reporting requirements m1der Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Backstrom McCalrey Berry & Co., LLC

By:11 *11*

Vincent McCarley, Chief Executive Officer
        (Name and Title)

            February 20, 2018
            (Audit Report Date)

Backstrom McCarley Berry & Co., LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

Backstrom McCarley Berry & Co., LLC

In accordance with Rule 17a-S(e)(4) under the Securities Excha nge Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Backstrom Mcc arley Berry & Co., LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Fonn SIPC-7) of Backstrom McCarley Berry & Co., LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Backstrom McCarley Berry & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company' s compliance with those requirements. This agreed-upon procedures engagement was conducted in acco rdan ce with attestation standards established by the Public Co mpany Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of thoseparties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

I. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X- l 7A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 20I7, noting no differe nces;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differ ences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computednoting no differences.

We were not engaged to, and did not conduct an examination, the objective of whic h would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additiona l procedures , other matters might have come to our attention that would have been reported to you.

9221 CorbinAvenue, Suite 170, Nort hridge, Califo rnia 9132 4
phone 818 .886. 09 40 *fax* 818.88 6. 1924 *web*www.baicpa.com
LOS A'<Gr: LES C HICAGO NEW Y OR K OAKLAND SEATT LE
WE FOCUS & CARE'''

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 20, 2018

Backstrom McCarley Berry & Co., LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

	Amount
Total assessment	$ 4,217
SIPC-6 general assessment	
Payment made on July 26, 2017	(2,447)
SIPC-7 general assessment	
Payment made on February 17, 2018	(1,770)
Total assessment balance	
(overpayment carried fonvard)	$

See Accountant's Report on the Sf PC Annual Assessment